NO ACT

PE
1-8-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



09035386

March 9, 2009

Carter M. Reid
Vice President Governance and Corporate Secretary
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, VA 23219

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-9-09

Re: Dominion Resources, Inc.
Incoming letter dated January 8, 2009

Dear Mr. Reid:

This is in response to your letters dated January 8, 2009 and January 22, 2009 concerning the shareholder proposal submitted to Dominion by Ruth McElroy Amundsen. We also have received letters from the proponent dated January 21, 2009 and January 22, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Ruth McElroy Amundsen

*** FISMA & OMB Memorandum M-07-16 ***

March 9, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated January 8, 2009

The proposal recommends that Dominion set and pursue a company goal to achieve 80% fossil-fuel-free electricity generation by 2020.

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Ruth McElroy Amundsen

*** FISMA & OMB Memorandum M-07-16 ***

January 22, 2009

Mary Schapiro, SEC Chair
SEC Headquarters
100 F Street, NE
Washington, DC 20549

Dear Ms. Schapiro,

In his inauguration speech, President Obama said we must not, "consume the world's resources without regard to effect." He also charged that, "we will work tirelessly... to roll back the specter of a warming planet."

I offer you a small way to help bring the President's challenge to fruition. I have submitted a stockholder resolution to Dominion Resources in Virginia. This proposal urges the company to decrease reliance on coal and move to the renewable energy President Obama supports.

Unfortunately, Dominion Power is reluctant to face the President's challenge. They have petitioned the SEC to allow them to omit my proposal from the proxy statement, so shareholders will not have a chance to vote on whether they think their company should do more in renewable energy.

Attached are three documents that trace the history of this:
(1) My original shareholder resolution,
(2) Dominion's request to the SEC that the SEC take no action when Dominion omits my resolution from their proxy,
(3) My response letter to the SEC, challenging the points in the no-action request.

My response letter has been sent to the normal office handling this type of correspondence, but I thought you might also be interested.

Another item that shows the attitude of Dominion toward renewable energy can be found in the case they filed with the Virginia SCC. My family purchased 100% wind energy from Pepco, with Dominion as our distributor, for several years before this suit was filed. Now, Pepco no longer offers renewable electricity to Dominion customers in Virginia.
At http://www.scc.virginia.gov/, go to Case Information, Docket Search, Search Cases, and look for PUE-2008-00044. The documents presented in the case, particularly the brief written by Pepco legal counsel, make for interesting reading.

I would be happy to answer any questions you might have on these issues.

Sincerely,



Ruth McElroy Amundsen

(1)

Recommendation: Dominion Resources should set and pursue a company goal to achieve 80% fossil-fuel-free electricity generation by 2020.

Rationale: Electricity production accounts for 40% of world CO_2 emission (US Energy Information Administration). Coal is the highest contributor at 80% of the US CO_2 production from electricity generation (EIA). Dominion Resources currently produces electricity using 47% coal, 12% oil and natural gas, 37% nuclear and 4.6% renewables (42% fossil-fuel-free).

The International Energy Agency, Intergovernmental Panel on Climate Change, and World Energy Council agree that quick, aggressive action is needed in reducing carbon-based energy sources and expanding renewable resources, to prevent dangerous interference with the climate system. Climate change produced by greenhouse gases produces devastating ecological damage and human health effects. Companies are financially impacted both by current weakened economies and a probable future direct tax on carbon emission.

Coal-fired electricity has other negative impacts. Mountaintop removal mining removes whole mountaintops and fills stream valleys. In the Appalachia, 450 mountains, over 400,000 wilderness acres, and 1000 miles of river valleys and streams have already been destroyed (EPA; for visuals, see Google Earth, Global Awareness Layer, Appalachian Mountaintop Removal). The areas leveled are ecologically diverse forests, and are not replaced by "remediation" into grassy flats. Tom Farrell, CEO of Dominion, said at the 2008 shareholders meeting, "I wish I could tell you we will never burn another ton of mountaintop coal."

A coal plant burning 1.6 million tons of coal concentrates two tons of uranium and five tons of thorium in fly ash. Coal plants are the largest producers of mercury in the US, with over 50 tons per year (EPA). Nationwide, 126 million tons of coal waste is generated annually, enough to fill 1 million train cars (National Research Council). Coal-fired plants cause premature deaths of 24,000 Americans each year and hundreds of thousands of cases of lung and heart disease (American Lung Association, Clean Air Task Force). The Virginia Governor's Commission on Climate Change came within one vote of banning all new coal-fired plants (2008).

Investment in renewable energy sources would create jobs and allow expansion of energy generation. By implementing a mix of additional wind farms, nuclear, solar thermal, solar farms, rooftop solar, tidal/wave farms, biomass generation, and conservation measures, Dominion would be able to close down all coal-fired plants, cease mountaintop removal mining, and be nearly independent of fossil fuels for electrical power by 2020, well ahead of the Virginia state goal.

It can be done. Iceland uses 100% renewable electricity, Denmark has 25% wind electricity (targeting 40% by 2030), and France uses 80% nuclear electricity (EIA). California is adding over 3000 MW of rooftop solar by 2017. The new ACEEE report shows that energy efficiency measures can offset 20% of Virginia electricity needs by 2025.

Carter M. Reid
Vice President Governance and Corporate Secretary

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219

Mailing Address: P.O. Box 26532
Richmond, VA 23261


Dominion

January 22, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N. E.
Washington, D.C. 200549

Re: Dominion Resources, Inc. No Action Request

Ladies and Gentlemen:

This letter is in response to a letter sent to the Securities and Exchange Commission (the "SEC" or the "Commission") by Ms. Ruth Amundsen on January 21, 2009, regarding Dominion Resources, Inc.'s ("Dominion" or the "Company") no action request of January 8, 2009.

With respect to Section A of Ms. Amundsen's letter, we accept her offer to recast her proposal in precatory language in the event her proposal is otherwise required to be included in our 2009 Proxy Statement. Ms. Amundsen's suggested language of "The shareholders request that..." is acceptable and consistent with what we tried to suggest to her in several communications before and after the January 2009 e-mail she references. No further negotiations are needed.

With respect to Sections B and C of Ms. Amundsen's letter, we reaffirm our position that the Company lacks the power and authority to implement Ms. Amundsen's proposal and that it would be misleading to shareholders to state or imply that it can be met. Based on the analysis discussed under Items B and C of our counsel's January 9, 2009 letter to the Commission, we continue to believe that Ms. Amundsen's proposal may be omitted from Dominion's 2009 Proxy Statement under Rules 14a-8(i)(6) and 14a-8(i)(3).

Dominion believes open, direct dialogue with shareholders that have raised valid or appropriate concerns with us is productive for all involved. We have never omitted a validly submitted proposal without shareholder consent and have referred proponents to SEC rules and examples in an effort to assist those that do not submit proper proposals. We welcome shareholder communications and feedback, and fully recognize their legal rights to have their voices heard whether that be through communications to our board via our website or the mail, through validly submitted proposals for inclusion in our proxy statement, by their voting of shares with respect to director nominees and other proposals submitted to them, or by other means.

If you require any additional information or have any questions on this matter, I can be reached at (804) 819-2144.

Sincerely,

Carter M. Reid

Carter M. Reid

cc: Ms. Ruth McElroy Amundsen
Ms. Sharon L. Burr, Esq.
Ms. Jane Whitt Sellers, Esq.

(3)

Ruth McElroy Amundsen

*** FISMA & OMB Memorandum M-07-16 ***

January 21, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N. E.
Washington, D.C. 200549

Re: Dominion's Intent to Omit Shareholder Proposal Submitted by Ruth McElroy Amundsen

Ladies and Gentlemen:

This is in response to the "no-action" request sent to the SEC by McGuireWoods on behalf of Dominion Resources, Inc. on January 8, 2009.

I request that my proposal not be excluded from the proxy materials for the 2009 Annual Meeting of Shareholders, and I request that the SEC take action if Dominion does maintain their intent to so exclude it. I would also like to respond to the points made in the McGuireWoods request.

Responses to:

A. Rule 14a-8(i)(1)

The proposal is a <u>recommendation</u> to set a certain <u>goal</u> for non-fossil fuel power generation. It is not clear to me why Dominion has interpreted this language to mean "binding," "mandatory," and "required," as they describe it in the McGuireWoods letter. This is not mandatory, but a recommendation to set a goal. When the proposal was submitted, Dominion did not approach me about recasting the proposal in language that was not precatory, but I would be happy to enter into those discussions. In my view, if the recommendation were accepted, the board and management of Dominion would put together a plan for following the recommendation. This is only a recommendation from shareholders, and is not mandatory. If, in the process of developing the plan, Dominion found that the recommendation was not a feasible one, they could so inform the shareholders. In the same manner, this proposal asks to set a <u>goal</u>. A goal is a target that sets the objective to be reached. By its very nature, it is possible that a goal may not be reached, but that does not mean the target is not a worthwhile one at which to aim. If, in the course of implementing the plan, Dominion found that it was not going to meet the goal, again, it would so inform the shareholders. But if a goal of this type is not set, Dominion will not have the incentive to cut down on fossil fuel use that it could have.

If the shareholders believe that Dominion should have a goal of cutting down fossil fuel use and reducing carbon emissions, it seems to me that they should have a chance to vote on it.

Page 4 of the no-action letter states that Dominion directed me to prior proposals, and suggested a call, and that I am not willing to modify the resolution. A few relevant facts have been left out here. In 2007, I suggested three possible shareholder resolutions to Dominion. They asked me to open a dialogue with them rather than submit one of the proposals immediately, and I agreed. They suggested a conference call with Dominion staff, which I agreed to. However, they delayed the call several times, until it occurred after the due date for shareholder resolutions for the 2008 shareholder meeting. The conference call was not profitable for either side, and ended with a member of Dominion management condescendingly dismissing my ideas (with, in my opinion, an uncalled-for level of antagonism). No further contact or dialogue was suggested.

In 2008, when I submitted a shareholder resolution, Dominion again suggested open dialogue in lieu of submittal of the proposal. They did not suggest modification of the proposal, or discussion of modification of the proposal. I was given an either/or choice between engaging in discussion, or submitting my proposal (their email of December 22 stated "We hope that you will consider meeting with us during the week of January 5, 2009, and consider withdrawing your proposal in favor of open dialogue and sharing of information with Dominion." I took that as a choice between the two alternatives). Since the previous year's dialogue had not been fruitful, I responded that I was willing and happy to speak with them, but that I would not consider dialogue as a reason to withdraw my proposal. No one from Dominion suggested that I modify my proposal, or even suggested that it was an option. I believed they did not point me toward prior proposals, but only toward the rules given in the prior year's proxy, which simply direct the reader to Rule 14a-8 of the Securities Exchange Act of 1934 [Note: they actually referred me to the 2007 proxy statement (not currently available on their Web site), which did contain examples of shareholder resolutions, but I thought they were referring me to the 2008 proxy statement, which has no such examples].

The McGuireWoods letter also states that Dominion suggested a call to discuss the proposal and why it is not in compliance, and that my response was only to re-affirm my intention not to withdraw the proposal. That is not a correct statement. My email response to Carter Reid of Dominion reads as follows [email December 31, 2008, 8:06 am]: "I would be happy to participate in any dialogue you wish; during the week of Jan 5, January 8 & 9 are best for me. However, I am not going to consider withdrawing my shareholder proposal. I would appreciate open sharing of ideas, but if the only way that will occur is if I withdraw the proposal, then I must respectfully decline."

After reading the no-action letter, I emailed Dominion staff to state that I had never been asked about modifying my proposal. They responded that if I recast the proposal in precatory language, they would remove section A from their request to the SEC. However, they stated that they would still leave their request in to the SEC with sections B & C, and still plan to exclude my proposal from the proxy. It does not seem useful to negotiate modifications to the proposal with Dominion if it is simply going to be excluded from the proxy materials anyway. Thus, if the SEC agrees with my arguments below as to Dominion's objections under sections B & C, and agrees that the proposal should be included if the recommendation is set in precatory language, then I will have that negotiation and so modify the proposal. I would certainly be happy to modify the recommendation to begin "The shareholders request that...". Dominion had time to negotiate this earlier; I gave them notice on November 20, 2008 that I would be submitting a proposal, sent them at their request a rough draft of my proposal on November 28, 2008, and sent the final draft electronically on November 30, 2008.

Publicly traded companies should allow their shareholders a voice. This is what the proxy process should facilitate, when handled properly. Instead, in this case, Dominion is spending (presumably) thousands of dollars in legal fees making sure we cannot be heard. Though Dominion neglected its opportunity to advise me about "precatory language," it should now allow shareholders to vote on my clearly worded proposal. This marks the second consecutive year that Dominion has not allowed fellow stockholders to hear my voice. It may well be that many others have also been treated this way. Dominion should allow shareholder voting on clearly written shareholder proposals and, furthermore, it should not require its shareholders to obtain legal counsel in order to be heard by fellow shareholders.

B. Rule 14a-8(i)(6)

The Company estimates that it would have to replace 14,000 MW of existing generation to meet this goal. Looking at this from the point of view of net electricity energy generation, rather than instantaneous capability, Dominion is currently at 2700 thousand MWh of non-fossil fuel generation, or 42%. In 11 years, they would have to add 38%, or 2400 thousand MWh. In my opinion it is more important to measure the percentage of energy generation, rather than instantaneous power-producing capacity, since the total energy generation is the value that will affect both emission of greenhouse gases and amount of coal needed. Obviously in a 500-word proposal, I could not lay out in detail the energy generation technology mix, construction timelines, budgets, and regulatory approvals necessary to implement this goal. Nor would that be appropriate; those are actions for the staff, management, and board of Dominion, if this proposal were to be placed before the shareholders and accepted. Fortunately, however, that information does already exist in other places in a great wealth of detail. The following reports, websites and books lay out the types of technology already currently commercially available to meet this goal, and how it can be done. Specific examples of commercial implementation of renewables, their costs, and timelines are given. The information in the references below negates the arguments made in the McGuireWoods letter against the feasibility of this proposal.

The Alliance for Climate Protection, Al Gore

Al Gore, in a speech in May 2008, stated that a much more ambitious goal than the one I have proposed is feasible, saying "Today I challenge our nation to commit to producing 100 percent of our electricity from renewable energy and truly clean carbon-free sources within 10 years. This goal is achievable, affordable and transformative." The video and transcript are at http://www.repoweramerica.org/about/challenge/. Many organizations have taken up that challenge and developed a plan to implement it. For example, the plan laid out at http://www.repoweramerica.org/plan/ achieves that goal, even without additional nuclear plants. Details of solutions and what has already been achieved are at http://www.wecansolveit.org/content/solutions.

Intergovernmental Panel on Climate Change (IPCC)

The 2007 Synthesis report at http://www.ipcc.ch/pdf/assessment-report/ar4/syr/ar4_syr.pdf details the science, mitigation options and risks associated with global warming.

The Working Group III Report, "Mitigation of Climate Change" at http://www.ipcc.ch/ipccreports/ar4-wg3.htm details energy resource potentials, cost analyses, policies and benefits. This report details the "wide range of available low- and zero-carbon technologies (including large hydro, bioenergy, other renewables, nuclear and CCS [carbon dioxide capture and storage] together with improved power-plant efficiency and fuel switching from coal to gas)," and also states, "The energy systems of many nations are evolving from their historic dependence on fossil fuels in response to the climate change threat, market failure of the supply chain, and increasing reliance on global energy markets, thereby necessitating the wiser use of energy in all sectors. A rapid transition toward new energy supply systems with reduced carbon intensity needs to be managed to minimize economic, social and technological risks and to co-opt those stakeholders who retain strong interests in maintaining the status quo. The electricity, building and industry sectors are beginning to become more proactive and help governments make the transition happen. Sustainable energy systems emerging as a result of government, business and private interactions should not be selected on cost and GHG mitigation potential alone but also on their other co-benefits." Dominion Resources seems to be one of the corporations retaining strong interest in the status quo, but it would be valuable in many ways for Dominion to become more proactive and help make the transition happen.

International Energy Agency

At http://www.iea.org/ there are a wealth of documents relating to renewable energy technology, and their publication *Renewables Information 2008* gives comprehensive details on the technology currently available and its history of use (description at http://www.iea.org/Textbase/publications/free_new_Desc.asp?PUBS_ID=2037).

World Energy Council

At http://www.worldenergy.org/publications/ are the many documents produced by this organization that detail the energy technology deployments that will need to be made to stabilize the world climate. This includes the WEC Statement 2007 with their blueprint for tackling Climate Change, as well as assessments of energy policy, practices, efficiencies, and resources.

Union of Concerned Scientists (UCS)

At http://www.ucsusa.org/clean_energy/, UCS lays out the true costs of coal as well as costs for renewable energy and nuclear, shows the economic benefits of using renewable energy in terms of energy security and stability, job creation, and discusses the benefits of distributed generation and the production tax credit for renewable generation. Examples from their site are given below.

> A UCS study found that in certain neighborhoods in the Boston area, the value of avoiding transmission and distribution expenditures would more than pay for the extra cost of using such distributed renewables as photovoltaics, solar water heaters, and fuel cells. Many other studies during the 1990s have also pointed to added value from distributed generation.
>
> A UCS analysis for Wisconsin found that, over a 30-year period, an 800-megawatt mix of new renewables would create about 22,000 more job-years than new natural gas and coal plants would. A New York State Energy Office study concluded that wind energy would create 27 percent more jobs than coal and 66 percent more than a natural gas plant per kilowatt hour generated. A study of energy efficiency and renewable energy as an economic development strategy in Colorado by Economic Research Associates found an energy bill savings of $1.2 billion for Colorado ratepayers by 2010 with a net gain of 8,400 jobs.
>
> The California Energy Commission estimates that the 600 MW of new renewables that will be built using $162 million in public benefits funding in the state restructuring law will induce
>
> - $700 million in private capital investment
> - 10,000 construction jobs, with over $400 million in wages
> - 900 ongoing operations and maintenance jobs with $30 million in long-term salaries
> - gross state product impacts of $1.5 billion during construction and $130 million in annual ongoing operations.
>
> In addition to creating jobs, renewables can improve the economic competitiveness of a region by enabling it to avoid additional costly environmental controls on other industries, as well as by stabilizing long-term energy prices.

Relevant Books

Plan B 3.0, Mobilizing to Save Civilization, by Lester Brown. Gives a summary of the energies that could be used to replace fossil fuels. Shows that it would be achievable to close all coal-fired plants in the US by 2020. Gives costs and timelines for many renewable energy sources, as well as examples of where they are being used commercially. Lays out a plan for cutting carbon dioxide emissions 80% by 2020, implementing increases in US energy efficiency and a transition to renewable energy.

Earth: The Sequel, The Race to Reinvent Energy and Stop Global Warming, by Fred Krupp. A comprehensive look at almost all forms of non-fossil fuel energy, and examples of how they are already being implemented on a commercial scale.

Natural Capitalism, Creating the Next Industrial Revolution, by Paul Hawken, L. Hunter Lovins and Amory Lovins. Description and examples of what US and other corporations are already doing and have done to make their businesses more sustainable, and environmentally and socially responsible, including clean generation of electricity and energy efficient measures.

Power to Save the World, The Truth about Nuclear Energy, by Gwyneth Cravens. Describes the fallacies of assuming, as the McGuireWoods letter does, that nuclear will be difficult and expensive. Shows how nuclear can be a "bridge" energy for the near term while we make the transition to truly sustainable energy generation.

Deploying Renewables -- Principles for Effective Policies, International Energy Agency. Describes renewable energy trends, costs, effectiveness, and market deployment strategies.

The McGuireWoods letter, in its assumption of how much capacity would have to be added, seems to be neglecting the power of energy efficiency and conservation. Of course, currently there is no incentive for Dominion to encourage conservation and efficiency, but there is the potential for that to change with the new US Administration. Several reports (in addition to those above) exist that attest to the effective power generation replacement of efficiency and conservation measures, a selection of which is provided below.

Environmental Protection Agency (EPA)

See the National Action Plan for Energy Efficiency at http://www.epa.gov/cleanenergy/energy-programs/napee/resources/action-plan.html.

American Council for an Energy-Efficient Economy, ACEEE

The new ACEEE report, *Energizing Virginia: Efficiency First*, shows that energy efficiency measures can offset 20% of Virginia electricity needs by 2025. The summary states "Energy efficiency and demand response are the lowest-cost resources available to meet this growing demand and the quickest to deploy for near-term impacts."

Abt Report on Wise County Plant

Abt Associates report: *Assessing the Economic Impact of Dominion Virginia Power's Coal-Fired Power Plant in Wise County, Virginia*, available at http://wiseenergyforvirginia.org/. This report is by Abt Associates, an independent, global research firm, prepared under contract for the Wise Energy for Virginia Coalition. From the press release: "The report compares the economic effects of building Dominion Power's Wise County coal plant with investing in energy efficiency measures that would meet the same electricity demand. The study finds that avoiding construction of the coal plant by investing in efficiency would save the average household in Dominion's service territory between $52 and $91 per year in 2012.
"[T]he Energy Efficiency Alternative would be both less costly than the [Wise County] Plant for ratepayers, and substantially more beneficial to the Virginia economy in terms of Gross State Product (GSP) and job effects," the report concludes."

Virginia Governor's Commission on Climate Change

This commission formed by the Governor of Virginia, with information at http://www.deq.virginia.gov/info/climatechange.html, issued a 2008 final report that summarizes impacts of climate change on Virginia, sources of greenhouse gases, recommendations for the future, and the costs of both action and inaction on this matter. The report agrees with the ACEEE report and the Virginia 2007 Energy Plan that "energy

efficiency and conservation provide the least costly and most readily deployable energy resource options available to Virginia." It also states "It is essential to identify and remove fiscal, regulatory, and other barriers to investments in energy efficiency and conservation. Many of the technologies needed to reduce emissions already are available and are becoming more affordable every day." And "The nation's movement toward a GHG emission-constrained economy represents an opportunity for Virginia researchers, inventors, and investors to accelerate and deploy technologies in the areas of energy efficiency, indigenous renewable and low-emission energy, and carbon capture and storage." The Governor's Executive Order 59 (2007) set a greenhouse gas emission target of 30% below the business-as-usual projection of emissions by 2025.
The commission specifically recommended:
"6. *Virginia will reduce GHG [greenhouse gas] emissions by increasing the proportion of energy demands that are met by renewable sources.*
7. *Virginia will reduce GHG emissions by increasing the proportion of electricity generation provided by emissions-free sources of energy.*"
and stated, "It is important to recognize that a failure to reduce emissions and invest in adaptation measures also would lead to significant costs to Virginians."

McGuireWoods states that the most realistic power replacement is in increased nuclear generation facilities, but that the regulatory approvals are so difficult to obtain that this is not a viable option. The new nuclear unit at the North Anna Nuclear Facility that is planned by Dominion has already received an early site permit from the Nuclear Regulatory Commission (NRC), as at http://www.nrc.gov/reading-rm/doc-collections/news/2007/07-154.html. There are at least 20 new nuclear facilities currently in the application process with the NRC. Dominion has already contracted for long-lead components for the plant and applied for the federal loan guarantee. Thus Dominion is obviously making plans that assume the new plant will be built.

The letter states that I have suggested no non-fossil alternatives that could serve peak-load needs. First, the list of non-fossil fuel alternatives in the proposal was not meant to be all-inclusive or exhaustive. A complete survey of all clean energy technologies and their associated costs, benefits and drawbacks is not within the scope of a 500-word proposal. Obviously, Dominion would want to examine all non-fossil fuel alternatives and plan the mix they desired, which is why I did not give a specific mix in my proposal. [If I had provided a specified mix, I believe that would have been challenged on the grounds I was directing the specific management decisions of Dominion]. However, there are many plans that address methods to meet peak-load needs using renewables and non-greenhouse gas generating technology; several are in the reports and books mentioned above. One method is the implementation of a plug-in hybrid car grid, which allows for a very low cost, utilizing existing infrastructure, to store energy for meeting peak needs. Another method that has been used with success in other places is the centralized control of peak loads, by shutting down optional power draws when necessary, utilizing power control at the consumer location. Another technology used in other countries has been to build hybrid solar/natural gas plants, where the natural gas portion takes over for night loads. Geothermal has a huge capability for electricity generation; a 2006 team assembled by MIT concluded that geothermal could be used in the US to develop 100,000 MW of electrical generating capacity by 2050, a capacity equal to 250 coal-fired power plants (this is similar to the levels calculated by the US Department of Energy, at http://www1.eere.energy.gov/geothermal/future_geothermal.html). Biomass methods for electricity production provide another method without the variability of wind; the American Solar Energy Society estimates that the US could generate 110 GW of electricity from burning fast-growing crops. Also, I did not mandate shutting down all coal and/or natural gas specifically, but instead called for 80% actual energy generation (not capacity) to be non-fossil-fuel. That allows for certain plants to be maintained for peak needs that cannot be met in other ways.

In the renewable portfolio standard section, McGuireWoods seems to be mixing and comparing two sets of numbers. The state guidelines that they list (12% by 2022) are for solely renewable power, whereas the 80% goal in the proposal is for renewable combined with nuclear.

In the section on financial constraints, McGuireWoods states that it would be fiscally non-responsible to the investors to take on this goal. However, if the investors (i.e. shareholders) are given a chance to vote on it and approve it, then they have made that choice themselves. Also, the financial situation may appear very different in the light of the incoming US Administration's policies. There could very well be carbon emission costs and caps, as well as financing for renewables, which will facilitate the development of clean energy plants. I believe this is a choice the investors should be allowed to make, since it is their investment. Personally, as an investor in Dominion, I would accept a 20-year period with no dividends and no growth in stock value, if Dominion were actively pursuing and achieving gains in clean energy generation. Dominion does not lay out a financial summary of the cost of coal versus meeting the goals of this proposal. However, if they did, they would have to include the additional costs of coal such as coal sludge spills (for example, http://en.wikipedia.org/wiki/Tennessee_coal_sludge_spill) and fly-ash mitigation (http://hamptonroads.com/2009/01/mostthorough-study-yet-flyash-course-near-completion), as well as potential future carbon emission costs and caps. For use in a cost comparison of this type, many of the Web and book references given above describe in detail the full costs of coal.

In the section on similar no-action requests, I do not see that these are relevant. Again, the proposal is a recommendation to set a goal. If, in the course of setting and planning for this, Dominion finds that the government regulatory burden is such that they cannot accomplish the goal, they can so inform the shareholders. Dominion may lack the authority to carry out all of the actions immediately, but they do not lack the authority to lay out a financial plan and request the appropriate permits from the government, which is the first part of pursuing the goal.

C. Rule 14a-8(i)(3)

The quote of my proposal that is used to show false or misleading statements is:

> Investment in renewable energy sources would create jobs and allow expansion of energy generation. By implementing a mix of additional wind

> farms, nuclear, solar thermal, solar farms, rooftop solar, tidal/wave farms, biomass generation, and conservation measures, Dominion would be able to close down all coal-fired plants, cease mountaintop removal mining, and be nearly independent of fossil fuels for electrical power by 2020, well ahead of the Virginia state goal. ...It can be done.

The portion that is omitted after this quote contains the specific examples of countries and states that have achieved high percentages of clean and fossil-fuel-free energy. McGuireWoods also inserts a note that the countries I mention have specific unique geologic features that make it possible for them to achieve high percentages of renewable energy. Virginia also has unique features that make it uniquely suited for many types of renewable energy. Virginia is a state with some of the most promising real estate and locations for wind, tidal and wave energy. The 2005 DOE assessment of offshore wind energy concluded that US offshore wind out to 50 miles offshore is sufficient to meet 70% of national electricity needs; both Virginia and North Carolina certainly have access to coastline. North Carolina is well situated for solar plants of many forms. Both of these states, and others within Dominion's territory, have much more daily average solar flux than Germany, for example, and Germany now operates a solar-electric generating capacity of about 2,500 MW. The reason solar generating capacity is rising so rapidly in Germany is that political and corporate will existed to make it happen. Note again that my proposal does not mandate closing down all coal-fired plants and ceasing mountaintop removal mining, I just say that it *could* be achieved if there were a sufficient incentive. If the US were on a World War II footing, where all US citizens and companies were asked to make revolutionary changes and sacrifices to achieve the goal of radical decrease in greenhouse gas levels, then it would be done. The book referenced above, *Plan B 3.0*, describes this possibility as "a wartime mobilization, an all-out response proportionate to the threat that global warming presents to our future." If it were considered a matter of vital national security to decrease our use of fossil fuel resources, drop greenhouse gas emissions to 1980 levels, and change the US production of greenhouse gases to one more in line with the rest of the developed world, then the funding and commitment would be found. There is no question that this could be done if it were necessary. My proposal, however, only suggests a goal of 80% non-fossil-fuel energy generation, not 100%. The organizations, websites, and books referenced above support the idea that the rapid migration to clean energy is possible, and also that a goal of 80% by 2020 is feasible. Dominion has not shown that this goal is not feasible, by laying out a specific plan that maximizes renewable and non-fossil fuel generation as well as energy efficiency and conservation measures, and showing what level they cannot surpass. Again, by setting a goal, the motivation is provided to plan for the maximum elimination of greenhouse gases. Dominion may believe that it is not feasible, but they have not in my opinion provided that proof in the McGuireWoods no-action request letter.

Dominion will of course be free to assert in their opposing statement in the proxy materials all the reasons they believe this proposal is unreasonable, and thus get their opinions across to the shareholders. But, Dominion's belief as to the feasibility or advisability does not constitute a reason to omit the proposal from the proxy. If, for example, my proposal was that the pay of all Dominion executive officers should be cut, or made contingent to the decrease in generation of greenhouse gases, that would probably not be looked on with favor by the Dominion management staff and executive officers. But, their belief as to the advisability and feasibility of that proposal would not constitute a reason to omit it from the proxy materials, and eliminate the opportunity for shareholders to vote on it.

Finally, in closing, the incoming US Administration is likely to implement policies that will be much more restrictive and financially challenging for fossil-fuel generation. It is very likely that the new Secretary of Energy, Steven Chu, will look favorably on, and encourage the development of, renewable energy and nuclear generation over coal-fired plants. By allowing the shareholders to vote on whether they would like Dominion to take on this goal, the SEC would be encouraging the possibility that Dominion could be a positive example for the nation in terms of clean energy generation.

If you have questions or would like more information, please feel free to contact me at
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Ruth McElroy Amundsen

cc: Carter M. Reid, Vice President – Governance and Corporate Secretary, Dominion

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
Direct: 804.775.1054

MCGUIREWOODS

jsellers@mcguirewoods.com
Direct Fax: 804.698.2170

January 8, 2009

By e-mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Ruth McElroy Amundsen

Ladies and Gentlemen:

On behalf of our client Dominion Resources, Inc., a Virginia corporation ("Dominion" or the "Company"), and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), we hereby respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action to the Commission if the shareholder proposal (the "Proposal"), as described below, is omitted from Dominion's proxy materials for its 2009 Annual Meeting of Shareholders (the "2009 Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 5, 2009.

By copy of this letter, we are advising the Proponent (as defined below) of the Company's intention to exclude the Proposal from the 2009 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed no later than eighty (80) calendar days before the Company plans to file its definitive 2009 Proxy Materials with the Commission.

The Proposal

Ruth McElroy Amundsen (the "Proponent") has submitted for inclusion in the 2009 Proxy Materials the Proposal which, if adopted by the shareholders, would require the Company to set and pursue a company goal to achieve 80% fossil-fuel-free electricity generation by 2020. A full copy of the Proposal as submitted by the Proponent is attached hereto as Exhibit A.

Grounds for Exclusion

Dominion intends to omit the Proposal from its 2009 Proxy Materials on the grounds that (i) the Proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization, (ii) the Company lacks the power and authority to implement the Proposal and (iii) inclusion of the Proposal would violate the Commission's proxy rules because the Proposal is materially misleading.

Analysis

A. Rule 14a-8(i)(1) – The Proposal May Be Omitted If It Is Not a Proper Subject for Action by Shareholders under the Laws of the Jurisdiction of the Company's Organization.

Rule 14a-8(i)(1) permits a company to omit a shareholder proposal from its proxy materials if the proposal is improper under state law. The note to this section of the rule states that "some proposals are not considered proper under state law if they would be binding on the company if approved by the shareholders." In addition, Staff Legal Bulletin No. 14 (July 13, 2001) states "when drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1)."

Dominion is incorporated under the laws of the Commonwealth of Virginia. Under Virginia law, the board of directors of a corporation generally has the exclusive authority to manage the business and affairs of the company. Section 13.1-673(B) of the Virginia Stock Corporation Act (the "VSCA") provides that "all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation or in a [voting] agreement." Dominion's Articles of Incorporation place the management of the corporation's business and affairs in the hands of the board of directors without limitations. Article V of the Articles of Incorporation states that "the business and affairs of the Corporation shall be managed by or under the direction of a board of directors...."

The determination of the methods and processes that Dominion uses to generate electricity is critical to the management of its business and affairs. Neither Dominion's Articles of Incorporation nor its bylaws grant to its shareholders the authority to determine the methods or processes by which the Company generates electricity. Instead, they grant Dominion's board exclusive authority to manage the business of the Company. That authority encompasses approval of the Company's long-term generation strategy and its associated costs. In other words, by law it is the exclusive province of the board to set and pursue the very type of long-term strategy that the Proponent seeks to place in the hands of the shareholders. Moreover, Section 13.1-690 of the VSCA provides that a "director [of a Virginia corporation] shall discharge his duties as a director ... in accordance with his good faith business judgment of the best interests of the corporation." The Proposal, if adopted, would deny the members of the board the opportunity to meet their obligation to exercise their good faith business judgment in accordance with Virginia law. Instead, it would limit the board's authority to act without permitting the board to consider what action is in the best interests of Dominion.

The Staff has previously allowed the omission of shareholder proposals that mandate or require a company's board of directors to take a specified action if inconsistent with the power given to the board under state law. See, e.g., Washington Mutual, Inc. (January 26, 2004); PG&E Corporation (February 18, 2003); American Electric Power Company, Inc. (January 16, 2002). The language contained in the Proposal to "set and pursue a company goal to achieve 80% fossil-fuel-free electricity generation by 2020" is more than a recommendation. It is a mandate from the shareholders instructing Dominion to restructure its mix of electric generation assets within a defined time frame. Because the Proposal is not precatory, it would deprive the board of its exclusive authority over the management of the Company's business and of the opportunity to exercise its business judgment, both as required by Virginia law. Thus, the binding nature of the Proposal would require the board to perform in a manner inconsistent with Virginia law.

Because the reason the Company believes it may exclude the Proposal from its proxy statement is based on matters of state law, the Company has asked us to provide a supporting legal opinion as required by Rule 14a-8(j)(2)(iii). While we cannot predict with certainty the outcome of any litigation concerning the application of the VSCA to this question because there is no Virginia statute or case law specifically on point, we are of the opinion that a Virginia court, if properly presented with the issues that are discussed herein, would reach the conclusion that the Proposal as submitted is improper under Virginia law.

We are aware that the Staff generally responds to requests such as this one by requiring inclusion of the proposal in the company's proxy statement if it is recast in precatory language. We have so advised Dominion and Dominion has tried to avoid taking the Staff's time with this matter. Dominion has contacted the

Proponent several times via e-mail. Dominion has directed the Proponent to the relevant Commission rules, has suggested she consider prior proposals to see how to draft her Proposal as a request or recommendation to the board, and most recently has suggested a call to discuss the Proposal and why the Company believes it is not in compliance with Commission rules. In response, the Proponent has only re-affirmed her intention not to withdraw the Proposal and has not suggested that she would be willing even to modify it.

B. Rule 14a-8(i)(6) – The Proposal May Be Omitted if the Company Would Lack the Power or Authority to Implement the Proposal.

Even if the Proponent recasts the Proposal as a recommendation or request rather than a mandate, the Proposal should still be excluded from the 2009 Proxy Materials on the grounds that the Company lacks the power and authority to implement the Proposal.

<u>Regulation, Planning, Development and Construction Constraints</u>

The Proposal mandates the Company to set and pursue a goal to achieve 80% fossil-fuel-free electricity generation by 2020. To accomplish this, the Company estimates that it would have to replace over 14,000 megawatts ("MW") of generation, or over 50% of the Company's existing generation. This would be in addition to the significant new generation it must construct or otherwise acquire in that same time period just to meet anticipated demand growth in its regulated service territory, which itself presents a significant challenge.

According to Dominion, to pursue the Proposal's goal, Dominion would have to construct or purchase sufficient new generation facilities to replace existing capacity and to provide the bulk of the capacity needed to support the increased demand levels anticipated in the next 11 years. Capacity construction or acquisition is required because the Company would not be able to purchase or import this level of replacement power from the market. Moreover, any power purchased from the market would most likely be primarily derived from fossil-fuel electric generation facilities because sufficient renewable capacity simply does not and will not exist to meet the goals of the Proposal.

The majority of Company's power generation operations are heavily regulated as state public utilities, and, as described below, the Company does not have the ability or authority to construct replacement generation facilities in accordance with the scope and time frame set forth in the Proposal. The Proponent suggests conservation as an additional tool to reduce the percent of energy produced by fossil generation. The Company has committed to assisting its utility customers in conserving energy and has implemented a number of programs to support this effort. However, the total amount of energy conserved is not predicted to eliminate growth in demand, let alone reduce the need for existing generation prior to 2020. Therefore, even if the Proposal were included in the 2009 Proxy Materials, approved by shareholders and acquiesced to by the board, it would be impossible for the board and management to implement policies and plans that would achieve its goals.

State Regulatory Approvals

The Company's regulated public utility is required to obtain several regulatory approvals from the Virginia State Corporation Commission and the North Carolina Utilities Commission (the "State Regulators") in order to construct and operate any type of electric generation facility in either state. Before granting approval to build a new generating facility, the State Regulators must determine that a new generating facility is needed to maintain adequate and reliable service to customers and that it is in the public interest to construct the facility whose cost will be borne by the ratepayers. The Company believes this is a very high standard for a proposed new generating facility, and it would likely be even more difficult to satisfy if the proposal were to replace an efficiently functioning fossil-fuel power plant with one that would use a non-fossil fuel.

In Virginia, the applicable statutes require that the State Regulator find that the cost of a new generating facility to be both reasonable and prudent. Many factors weigh into this determination, including available technologies, fuel sources and reliability of service. Ultimately, for regulated operations, the State Regulators must approve the type and location of the generating facility and its fuel source, with a strong focus on ensuring that the costs to be paid by customers to support the generating facility's construction and ongoing operations are reasonable.

In addition, new transmission lines would be required to connect new facilities to the nationwide power grid, so the State Regulators would have to approve the location and construction of new transmission lines in their states. The new transmission lines would also need to be approved through the PJM Interconnection, LLC's ("PJM") interconnection and regional transmission planning process. PJM is the regional transmission organization that coordinates the movement of electricity through all or part of 13 states and the District of Columbia, including the Company's Virginia and North Carolina service territories. The electric transmission facilities of Dominion's regulated public utility are integrated into PJM wholesale electricity markets and PJM has responsibility for long-term transmission planning to ensure reliability for the PJM control area. The location of transmission lines is an extremely contentious issue that can take years and substantial costs to resolve.

Even its "non-regulated" merchant generation assets are subject to numerous regulatory constraints. Dominion is not free to build generation facilities or transmission lines without significant regulatory approvals. The significant amount of new generation capacity and any related transmission lines require federal regulatory approvals from multiple agencies. It is Dominion's view that there is no realistic possibility Dominion could receive the required approvals to construct a sufficient number of new generation facilities necessary to pursue and achieve the goal in the Proposal. Tremendous resources in time and costs are required to construct and operate just one new generation facility and the related transmission equipment, which according to Dominion generally only adds 100-1500 MW, depending on plant design and fuel type. A single project takes years to obtain the necessary state regulatory approvals, leaving aside other siting, planning and permitting considerations. It takes years in planning, engineering and contracting before the Company can even submit its plant for approval. Therefore, not only would the Company not receive the necessary approvals, but the time and expense required to obtain such approvals and the time and expense required to plan, site develop and construct sufficient replacement generation would make it impossible to meet the goal by 2020.

Nuclear Power as the Only Realistic Replacement

Dominion has informed us that generation facilities based on renewable energy have relatively low capacity factors and are generally unreliable as "baseload" resources to meet electrical power demand. Therefore, while renewable facilities may play some role, renewable facilities are not considered a realistic substitute for large-scale replacement of fossil-fuel generation facilities in the foreseeable future. Dominion believes that the only type of fossil-fuel-free generation facility that could replace more than 14,000 MW of the Company's generation facilities is nuclear. That capacity would require construction of multiple nuclear facilities. Dominion estimates that one nuclear unit, such as the Company's proposed new nuclear unit at its North Anna Nuclear Facility, would provide an estimated 1,465 MW (net), and even that unit, which is in various stages of planning, permitting, and licensing, would take the better part of the next decade or more to complete.

Needless to say, regulatory oversight for constructing and operating a nuclear unit is extensive, and the approvals required are very difficult to obtain. A nuclear unit has not been approved and built in the United States in decades. The state approvals discussed above for public utilities are only one level of oversight for a nuclear unit. In addition to obtaining state regulatory approvals, the Company would require approvals from various federal agencies, including the Nuclear Regulatory Commission. In Dominion's experience, obtaining the necessary approvals for a single nuclear unit can take years and constructing one can take even longer. In addition, the costs associated with both obtaining the necessary approvals and constructing a nuclear unit are major. In the case of Dominion's regulated public utility subsidiary, the cost of constructing multiple nuclear units to replace fossil capacity would be multiples of such company's total assets. No State Regulator would find that the exorbitant costs associated with constructing multiple nuclear units with this capacity even if it could be achieved were reasonable or prudent. Therefore, Dominion believes there is no realistic possibility that the Company could obtain the approvals required to construct sufficient nuclear facilities to replace over 14,000 MW of the Company's existing fossil-fuel generation facilities.

According to Dominion, even if nuclear power could substitute for fossil-fueled units, the generation would be uneconomic to operate. Nuclear is "baseload" generation which runs continuously. The Proposal would not only shut down "baseload" coal, it would eliminate gas-fired power which the Company requires for its peaking needs. Marginal costs are high for peak load because the units run less frequently. The economics of these two types of generating units are entirely different, and the Proponent has suggested no non-fossil alternatives which could serve peak-load needs.

Other Regulatory Approvals/Permits

As noted above, there are numerous other approvals and permits that must be obtained before constructing and operating generation facilities. At the federal level they include approvals from the Environmental Protection Agency, U.S. Army Corps of Engineers, and U.S. Fish and Wildlife Services, and at the state level, from the Department of Environmental Quality, Department of Transportation, Department of Conservation and Recreation and other various state and local approvals and permits. There are also siting and land use issues, especially in the case of related transmission facilities. Most of those approvals are subject to public notice and participation and typically involve lengthy and often contentious public hearings.

<u>Reliability Standards</u>

The Company's regulated public utility is subject to certain electric reliability standards. Under state regulations, every public utility is required to furnish reasonably adequate service and facilities at reasonable and just rates. The State Regulators, as well as federal regulatory bodies, have an obligation to ensure, including through enforcement, that electricity is available to meet demand, plus an adequate reserve margin. If the Company initiated a plan to shut down its fossil-fuel generation facilities, it is probable that the State Regulators would seek to enjoin the Company from taking such action or, in the extreme, assert control over the Company's operations.

Long-term regional planning and federal reliability standards would also be implicated. PJM, for instance, has a lengthy planning process to ensure the reliability of the nationwide power grid. Federal and regional planning could not accommodate this Proposal consistent with their mandates to ensure that system-wide integrity is maintained.

Renewable Portfolio Standard

Existing legislation in North Carolina and Virginia further supports the utter impracticality of the Proposal. Virginia has no mandated renewable portfolio standard ("RPS") requirement, but rather legislative goals. Virginia RPS targets are defined as percentages of the amount of electricity sold to Virginia jurisdictional retail customers in 2007 (the "base year"), minus the average annual percentage of power supplied to Virginia jurisdictional retail customers from nuclear generators between 2004 and 2006, with an RPS goal of 4% of base year sales from renewable sources in 2010 (RPS Goal I); an average of 4% of base year sales in 2011 through 2015, and 7% of base year sales in 2016 (RPS Goal II); and an average of 7% of base year sales in 2017 through 2021, and 12% of base year sales in 2022 (RPS Goal III). Investor-owned incumbent electric utilities can obtain approval to participate in the voluntary RPS program from the Virginia State Corporation Commission if the utility demonstrates that it has a reasonable expectation of achieving the 12% target in 2022. North Carolina's RPS requires all electric public utilities in the state to supply 12.5% of 2020 retail electricity sales (in North Carolina) from eligible energy resources by 2021. Neither state's public policy has considered anything approaching even one-quarter of power being supplied from renewable sources by 2022, let alone the 80% from non-fossil fueled generation contemplated by the Proposal. In evaluating more realistic time frames and the reliability issues with moving toward a greater reliance on power generated from renewable sources, these states have proposed schedules that are more realistic. Even at the levels set in the respective legislation, it will be a challenge for utilities to plan for and meet them.

Financial Constraints

Finally, it is unrealistic to believe that the Company would be able to raise the capital needed to finance this magnitude of construction by 2020. Investors would require a regulated return on invested capital which would take into account the risks of abandoning fossil fuel plants and diverting capital to nuclear construction to replace it. As discussed above, that is not a realistic possibility. For unregulated generation, the risks would be even higher. Investors would also assess the likelihood of a risk-adjusted return on capital, taking into account reliance on one fuel source, reversal of regulatory treatment and cost overruns in replacing a fleet of power plants. It simply would not be possible to raise the debt and equity capital required to pursue the Proposal.

Similar No-Action Requests

This situation is very similar to the one presented in American Home Products Corp. (February 3, 1997). In that case, the proponents requested that advertising and literature associated with the company's product incorporate certain warnings. The Staff took a no-action position stating that the proposal was excludable from the company's proxy materials under former Rule 14a-8(c)(6) because it would be beyond the company's power to lawfully effectuate the proposal as the company was not "free to add statements to its products labeling without regulatory approval or to add precautionary language to its advertisements beyond those approved for the product labeling". The Staff similarly took a no-action position in Alza Corporation (February 12, 1997). In that case, the proponent requested that the company change the content of its product advertising and literature to address specific warnings related to its product. In that instance, the Staff permitted the company to omit the proposal under former Rule 14a-8(c)(6) because the company did not have the unilateral authority to change the content of its product advertising and literature without the involvement and approval of the U.S. Food and Drug Administration and thus did not have the power to effectuate the proposal as requested by the proponent. The Proposal contemplated here cannot be effectively distinguished. The Company does not have the unilateral power to implement the policies the Proponent advocates the Company undertake because, just as in American Home Products Corp. and Alza Corporation, specific governmental authorization is required. It is Dominion's view that the Proposal is excludable under Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal as it must first obtain governmental approval before it could implement it.

C. Rule 14a-8(i)(3) – The Proposal May Be Omitted If It Is Contrary to Any of the Commission's Proxy Rules, including Rule 14a-9, which Prohibits Materially False or Misleading Statements in Proxy Soliciting Materials.

Even if the Proponent recasts the Proposal as a recommendation or request rather than a mandate, the Proposal should still be excluded from the 2009 Proxy Materials on the grounds that it is contrary to the Commission's proxy rules.

Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Staff Legal Bulletin No. 14B (September 15, 2004) confirms that Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement if, among other things, the company demonstrates objectively that it is materially false or misleading. See Sara Lee Corporation (July 31, 2007) (permitting company to exclude materially false or misleading portions of supporting statement from proxy materials).

The supporting statement includes misleading statements and generally implies that the Company could achieve the goal of 80% fossil-fuel-free electricity generation by 2020. As discussed throughout this letter, that goal is not possible and it is misleading to state or imply that it can be met.

The supporting statement provides:

> By implementing a mix of additional wind farms, nuclear, solar thermal, solar farms, rooftop solar, tidal/wave farms, biomass generation, and conservation measures, Dominion would be able to close down all coal-fired plants, cease mountaintop removal mining, and be nearly independent of fossil fuels for electrical power by 2020, well ahead of the Virginia state goal....It can be done.

This statement is misleading and absurd on its face. Certain of the technologies suggested by the Proponent are not yet commercially viable in the United States, such as tidal/wave farms; and according to Dominion, others, such as wind, solar, biomass and conservation, are simply not able to serve the Company's high demand for electricity.[1] As previously discussed, nuclear power is the only type of fossil-fuel-free generation that could realistically replace the more than 14,000 MW produced by Dominion's fossil-fuel generation facilities. Dominion believes that mixing in some or all of the other forms of alternative energy, including those listed in the Proposal, would only slightly reduce the amount of MW that Dominion would require from nuclear energy generation. As discussed above, the costs associated with implementing the Proposal would be exorbitant. Moreover, Dominion is not free to construct new generation without regulatory approval, and it would be virtually impossible to obtain the necessary regulatory approvals to construct sufficient alternative generation facilities to replace over 14,000 MW by 2020. Therefore,

---

[1] There are other misleading comments in the supporting statement. For example, the Proponent states in support of her contention that "It can be done" that "Iceland uses 100% renewable electricity." She fails to note that Iceland possesses unique geologic characteristics which make it possible to derive 81% of its generation from hydroelectric power and 19% from geothermal power. Neither source is an alternative for the Company which could satisfy the dictates of the Proposal.

including the Proposal and the proponent's statements in support of it would be misleading to shareholders and should be excludable under Rule 14a-8(i)(3).

In addition, the Staff has previously taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders voting on the proposal nor the board of directors of the relevant company seeking to implement the proposal would be able to determine with any reasonable amount of certainty what action or measures would be taken if the proposal were implemented. In Eastman Kodak Company (March 3, 2003), the Staff decided not to recommend action where a proposal failed "to provide guidance on how it should be implemented."

The Proposal mandates the Company to set and pursue a goal that, as previously discussed, cannot be met. The only guidance the Proponent provides is that the Company should implement a mix of fossil-fuel-free generating plants and close down all coal-fired plants. This guidance is inadequate and not realistic. The Proponent provides no realistic guidance on how the Company should attempt to obtain the required regulatory approvals or how it should attempt to construct sufficient replacement generation facilities by the year 2020. The Company's shareholders are being asked to approve a Proposal that provides no realistic instructions in connection with the types of actions the Company might reasonably be expected to take in implementing it. Because of the Proposal's vagueness and indefiniteness, the Company believes the Proposal is materially misleading and, therefore, may be omitted from the 2009 Proxy Materials in reliance on Rule 14a-8(i)(3).

Conclusion

Based upon the foregoing analysis, we believe that the Proposal is excludable under Rules 14a-8(i)(1), 14a-8(i)(6) and 14a-8(i)(3). Accordingly, on behalf of the Company, we respectfully request that the Staff confirm that it will take no action if Dominion excludes the Proposal from its 2009 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at 804-775-1054.

Sincerely,



Jane Whitt Sellers

Enclosure

cc: Carter M. Reid, Vice President – Governance and Corporate Secretary
Sharon L. Burr, Esq.
Ruth McElroy Amundsen

<u>Exhibit A</u>

The Proposal

See Attached.

Ruth McElroy Amundsen

*** FISMA & OMB Memorandum M-07-16 ***


RECEIVED
DEC 05 2008
By

November 28, 2008

Carter M. Reid
Vice President - Governance & Corporate Secretary
Dominion Resources, Inc.
P.O. Box 26532
Richmond, Virginia 23261

Dear Ms. Reid,

Attached please find a shareholder resolution I would like to submit for inclusion in the 2009 proxy statement for the May 2009 shareholders' meeting.

I am a current stockholder in Dominion Resources, with 900 shares. Our brokerage firm, Davenport, has already sent you the required affirmation to that effect under separate cover. I intend to hold the shares past the date of the 2009 shareholders' meeting.

I would be happy to discuss this via email or phone. In addition, I have had a team of people working with me on this who are influential with a diverse set of groups in Virginia. If this resolution is successful and Dominion commits to this ambitious goal, we will commit to pushing for progressive state and federal policies to help you make the transition as easily as possible.

Thank you for your time and attention. Please contact me with any questions.

Sincerely,

Ruth McElroy Amundsen

Recommendation: Dominion Resources should set and pursue a company goal to achieve 80% fossil-fuel-free electricity generation by 2020.

Rationale: Electricity production accounts for 40% of world CO_2 emission (US Energy Information Administration). Coal is the highest contributor at 80% of the US CO_2 production from electricity generation (EIA). Dominion Resources currently produces electricity using 47% coal, 12% oil and natural gas, 37% nuclear and 4.6% renewables (42% fossil-fuel-free).

The International Energy Agency, Intergovernmental Panel on Climate Change, and World Energy Council agree that quick, aggressive action is needed in reducing carbon-based energy sources and expanding renewable resources, to prevent dangerous interference with the climate system. Climate change produced by greenhouse gases produces devastating ecological damage and human health effects. Companies are financially impacted both by current weakened economies and a probable future direct tax on carbon emission.

Coal-fired electricity has other negative impacts. Mountaintop removal mining removes whole mountaintops and fills stream valleys. In the Appalachia, 450 mountains, over 400,000 wilderness acres, and 1000 miles of river valleys and streams have already been destroyed (EPA; for visuals, see Google Earth, Global Awareness Layer, Appalachian Mountaintop Removal). The areas leveled are ecologically diverse forests, and are not replaced by "remediation" into grassy flats. Tom Farrell, CEO of Dominion, said at the 2008 shareholders meeting, "I wish I could tell you we will never burn another ton of mountaintop coal."

A coal plant burning 1.6 million tons of coal concentrates two tons of uranium and five tons of thorium in fly ash. Coal plants are the largest producers of mercury in the US, with over 50 tons per year (EPA). Nationwide, 126 million tons of coal waste is generated annually, enough to fill 1 million train cars (National Research Council). Coal-fired plants cause premature deaths of 24,000 Americans each year and hundreds of thousands of cases of lung and heart disease (American Lung Association, Clean Air Task Force). The Virginia Governor's Commission on Climate Change came within one vote of banning all new coal-fired plants (2008).

Investment in renewable energy sources would create jobs and allow expansion of energy generation. By implementing a mix of additional wind farms, nuclear, solar thermal, solar farms, rooftop solar, tidal/wave farms, biomass generation, and conservation measures, Dominion would be able to close down all coal-fired plants, cease mountaintop removal mining, and be nearly independent of fossil fuels for electrical power by 2020, well ahead of the Virginia state goal.

It can be done. Iceland uses 100% renewable electricity, Denmark has 25% wind electricity (targeting 40% by 2030), and France uses 80% nuclear electricity (EIA). California is adding over 3000 MW of rooftop solar by 2017. The new ACEEE report shows that energy efficiency measures can offset 20% of Virginia electricity needs by 2025.

By turning to electricity generation that is free of the environmental, health, and financial handicaps of coal, Dominion will position itself for future financial success.

Recommended reading:
Plan B 3.0
Earth: The Sequel
Power to Save the World